Devon Jones,

Chief Executive Officer

Intelligent Highway Solutions, Inc.

October 29, 2018

U.S. Securities and Exchange Commission

Att: Miss Claire DeLabar

Division of Corporation Finance,

Office of Telecommunications

Re:	Form 10-K for the year ended December 31, 2016 Filed
June 29, 2017
File No. 000-55154

Dear Miss DeLabar:

Reference is made to your October 11, 2018 letter to the undersigned, and concurrent phone call discussions. First, we wished to take a moment, as a small public company interacting with your Division, to thank you for the cooperation and clarity, and to say you have been very helpful.

As a summary of our position, discussed in more detail in our calls, we have obtained the counsel of our litigation lawyer as it relates to the status of our case with TCA Global Master Fund, a litigation that directly impacts our business and accounting issues centered on “Crescent Construction.” Based on the advice just supplied to us, we can conclude our direction moving forward.

We have had a series of litigation battles on issues, in certain respects, centered on agreements, loans, defaults, etc. that impact the question of ownership and control of Crescent.

Lately, we filed suit in Florida against “TCA,” but TCA has repeatedly obtained extensions to answer with their legal position, though we can now reasonably conclude they will claim ownership and or control, thus thwarting us from solid footing unless and until we were to 1. settle the case, 2. obtain a judicial determination, or resolve the impasse otherwise.

From a business and litigation standpoint versus accounting and financial standpoint, we conclude now that Crescent should not be consolidated and intend our pending Form 10-K filing to reflect the decision. We also intend, within approximately 24 hours, to file a Form 8-K on this position. Our counsel advises we can, nevertheless, retain our court claims and rights to Crescent.

Thank you,

Sincerely,

Chief Executive Officer